WOODSIDE

21 October 2004

04045827

RECEIVED
2004 NOV -1 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside announces departure of Chief Executive Officer, lodged with the Australian Stock Exchange on 20 October 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 0 2 2004
FINANCIAL

dlw 11/1

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840. Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178

1954 50 2004 Commitment to Growth

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER

Woodside Petroleum Ltd. announces the departure, by mutual agreement, of its Chief Financial Officer, Mr Doug Bailey effective 31 October 2004.

Woodside has commenced an international search for a new Chief Financial Officer, and pending this appointment Mr Troy Hayden will take up the position of acting CFO. Mr Hayden has been with Woodside since 1996 and currently holds the position of Treasurer.

Mr Bailey stated "I have thoroughly enjoyed my time at Woodside and I am looking forward to new challenges".

Woodside thanks Mr Bailey for his valuable contribution and wishes him every success for the future.